TransAlta renews credit facility

CALGARY, Alberta (May 3, 2005) – TransAlta Corporation (TSX: TA; NYSE: TAC) today announced it has completed the renewal of its corporate revolving credit facility. The $1.5 billion facility is committed for a three year term at reduced rates with the existing syndicate of 14 banks. The credit facility continues to provide TransAlta with strong financial flexibility and liquidity.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. We maintain a low-risk profile for investors by operating a highly contracted portfolio of assets in Canada, the U.S., Mexico and Australia. Our focus is to efficiently operate our coal-fired, gas-fired, hydro and renewable facilities in order to provide our customers with a reliable, low-cost source of power. For more than 90 years, we’ve been a responsible operator and a proud contributor to the communities where we work and live.

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Media inquiries:

Investor inquiries:

Sneh Seetal

Daniel J. Pigeon

Senior Media Relations Advisor

Director, Investor Relations

Phone:  (403) 267-7330

Phone:  1-800-387-3598 in Canada and U.S.

Pager:   (403) 213-7041

Phone:  (403) 267-2520    Fax (403) 267-2590

Email:  media_relations@transalta.com

E-mail:  investor_relations@transalta.com